FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    February, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1  - Common Stock
    Line 2  - Common Stock
    Line 3  - Common Stock
    Line 4  - Common Stock
    Line 5  - Common Stock
    Line 6  - Common Stock
    Line 7  - Common Stock
    Line 8  - Common Stock
    Line 9  - Common Stock
    Line 10 - Common Stock
    Line 11 - Common Stock
    Line 12 - Common Stock
    Line 13 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 -  February 17, 2000
    Line 2 -  February 17, 2000
    Line 3 -  February 17, 2000
    Line 4 -  February 17, 2000
    Line 5 -  February 17, 2000
    Line 6 -  February 17, 2000
    Line 7 -  February 22, 2000
    Line 8 -  February 23, 2000
    Line 9 -  February 23, 2000
    Line 10 - February 23, 2000
    Line 11 - February 28, 2000
    Line 12 - February 28, 2000
    Line 13 - February 28, 2000

3.  Transaction Code (Instr. 8)

    Line 1  - Code:  S
    Line 2  - Code:  S
    Line 3  - Code:  S
    Line 4  - Code:  S
    Line 5  - Code:  S
    Line 6  - Code:  S
    Line 7  - Code:  S
    Line 8  - Code:  S
    Line 9  - Code:  S
    Line 10 - Code:  S
    Line 11 - Code:  M
    Line 12 - Code:  M
    Line 13 - Code:  M

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 1,500 Shares;(A)or(D):Disposed;Price: $9.19 Per Share Line 2 - Amount: 1,500 Shares;(A)or(D):Disposed;Price: $9.25 Per Share Line 3 - Amount: 2,500 Shares;(A)or(D):Disposed;Price: $9.38 Per Share Line 4 - Amount: 8,200 Shares;(A)or(D):Disposed;Price: $9.50 Per Share Line 5 - Amount: 3,200 Shares;(A)or(D):Disposed;Price: $9.63 Per Share Line 6 - Amount: 3,100 Shares;(A)or(D):Disposed;Price: $9.69 Per Share Line 7 - Amount: 600 Shares;(A)or(D):Disposed;Price: $9.00 Per Share Line 8 - Amount: 1,000 Shares;(A)or(D):Disposed;Price: $9.06 Per Share Line 9 - Amount: 3,000 Shares;(A)or(D):Disposed;Price: $9.13 Per Share Line 10 - Amount: 2,000 Shares;(A)or(D):Disposed;Price: $9.19 Per Share Line 11 - Amount:30,200 Shares;(A)or(D):Acquired;Price; $3.31 Per Share Line 12 - Amount;28,000 Shares;(A)or(D):Acquired;Price; $3.50 Per Share Line 13 - Amount;24,200 Shares;(A)or(D):Acquired;Price; $4.13 Per Share


5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

     603,412 Shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

       9,411 Shares Direct
     594,001 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    594,001 Shares Indirectly by a Limited Partnership of which Mr. Geddes is the General Partner

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $3.31 Per Share
    Line 2 - $3.50 Per Share
    Line 3 - $4.13 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - February 28, 2000
    Line 2 - February 28, 2000
    Line 3 - February 28, 2000

4.  Transaction Code (Instr. 8)

    Line 1 - Code:  M
    Line 2 - Code:  M
    Line 3 - Code:  M

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - Exercised Call Option on 30,200 Shares of Common Stock Line 2 - Exercised Call Option on 28,000 Shares of Common Stock Line 3 - Exercised Call Option on 24,200 Shares of Common Stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  January 2, 1998
    Line 1 - Expiration Date:   January 1, 2007
    Line 2 - Date Exercisable:  July 15, 1993
    Line 2 - Expiration Date:   July 14, 2002
    Line 3 - Date Exercisable:  December 8, 1996
    Line 3 - Expiration Date:   December 7, 2005

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title:  Common Stock; Amount:  30,200 Shares
    Line 2 - Title:  Common Stock; Amount:  28,000 Shares
    Line 3 - Title:  Common Stock; Amount:  24,200 Shares

8.  Price of Derivative Security (Instr. 5)

    N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options on 488,993 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    488,993 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses:  N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Ray A. Geddes                                March 10, 2000
**Signature of Reporting Person                         Date